<p style="text-align:center">**RISK FACTORS – NOVEMBER 14, 2016**</p>

DISCLAIMER. Except as may be specifically stated otherwise herein, the risk factors set forth herein speak only as of the date listed above ("Disclosure Date"). Neither the subsequent delivery of this document nor any sale of shares of stock shall be deemed a representation that there has been no change in the affairs, prospects or attributes of Sol Boards, Inc. ("Company") since the Disclosure Date. This disclosure statement supersedes all prior versions. From and after the Disclosure Date, prior versions of this disclosure statement may not be relied on.

BACKGROUND. Company is an early stage company that, among other planned activities, sells a four-wheel drive electric powered single rider board under the trade name **GolfBoard®**, and may develop and sell other products and services, including, without limitation, other electric board products.

GENERAL STATEMENT OF RISK. Company has limited financial and operating history. Any investment in the Company's Class B Non-Voting Common Stock ("Class B Stock" or "Shares" or "Class B Shares") involves a high degree of risk of loss, and possibly total loss of that investment. The value of the Shares is volatile and there can be no assurance that Company will be profitable. The likelihood of success of Company must be considered in light of the problems, expenses, difficulties, complications and delays encountered in connection with expanding and growing the business enterprise, as well as the specific risks Company faces. Realization of the objectives of Company is subject to significant economic and business risks. AN INVESTMENT IN THE SHARES IS HIGHLY SPECULATIVE. THUS, PROSPECTIVE INVESTORS SHOULD CAREFULLY REVIEW AND CONSIDER THE MATTERS DESCRIBED BELOW.

RISK OF UNDERSUBSCRIPTION. **The Company is attempting to raise up to $1,000,000 through this offering ("Offering"), and plans to attempt to raise up to an additional $3,000,000 through a subsequent offering of Class B Stock (the "Subsequent Offer"). If either the Offering or Subsequent Offer, or both of them, are not fully subscribed, meaning that less than $4,000,000 is raised between the two offerings, the Company would be at material risk of being unable to meet its financial obligations or to continue its operations (the greater the shortfall, the greater such risk), and, would be unlikely to be able to implement its business plan or achieve its financial projections. There can be no guaranty that the Company will succeed in raising $4,000,000 through the offerings or that the proceeds will be sufficient for Company's capital needs. Further, if the Company does succeed in raising $4,000,000 through the offerings, there can be no guaranty that the Company will successfully implement its business plan or achieve its financial projections, or that such proceeds will be sufficient for Company's capital needs.**

The minimum raise for this Offering is $50,000 ("Minimum Raise"). If the Minimum Raise is not achieved, the Company does not intend to accept any subscriptions. If the Minimum Raise is achieved, the Company intends to close escrow on such funds and then continue seeking and accepting further investments, and closing escrow on any such further investments, as funds are received, with total accepted investments in the Offering to be capped at an amount not to exceed $1,000,000. Investment funds are expected to be spent and otherwise used by the Company for its business purposes as they are released from escrow. As a result, there can be no assurance that the Company will raise sufficient funds in either the Offering or Subsequent Offer to carry out its business plan as currently proposed, or that the net proceeds from either the Offering or the Subsequent Offer will be in an amount sufficient to meet its financial obligations, continue its operations, implement its business plan or achieve its financial projections. A particular investor's investment funds will likely be spent before the Company knows whether either the Offering or Subsequent Offer will be fully subscribed. Company may not have funds available to pay any refund to which an investor may be entitled under applicable law.

RESTRICTIONS ON TRANSFER. The Shares have not been registered under the Securities Act of 1933 or any state securities laws, and Company is not obligated to register the Shares. A purchaser of the Shares may not offer, sell, transfer, pledge, or otherwise dispose of the Shares unless pursuant to an effective registration statement filed under the Securities Act of 1933 and any other applicable securities laws, or unless Company receives an opinion of counsel, in form and from counsel acceptable to Company, that the offer, sale, transfer, pledge, or other disposition is exempt from the registration requirements of the Securities Act of 1933 and any other applicable securities laws, including, without limitation, any state securities laws.

Additionally, Shares purchased cannot be resold for a period of one year, unless the Shares are transferred:

- To the Company;

- To an accredited investor;

- As part of an offering registered with the Securities and Exchange Commission; or

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Due to the above restrictions, it is unlikely that a purchaser may readily liquidate the purchaser's investment in the Shares. The certificates for all Shares shall contain a legend referencing these and other applicable restrictions on transfer.

NO OVERSUBSCRIPTIONS ACCEPTED. The amount of the Offering is capped at $1,000,000 pursuant to applicable law, and there are additional limits on the amount of investment that may be accepted from individual investors. No oversubscriptions will be accepted in connection with the Offering, which means that the Company reserves the right to reject all or part of any subscription.

GENERAL RISK FACTORS. Risk factors faced by Company include, but are not limited to: (i) potential competition from competitors (who may be well established in the golf industry and/or have significant financial resources) who develop a similar or superior competing product; (ii) in the event of insufficient sales to cover operating costs, Company may be unable to raise sufficient capital; (iii) regulatory risk from existing, new and increasing regulations and laws that could delay, prevent or restrict the sale of Company's products; (iv) Company's success is highly dependent on its intellectual property – Company's products may be alleged to infringe the intellectual property of others, or others may infringe Company's intellectual property; (v) mechanical or other failure of Company's products or its components, such as the products' battery or loss of power, broken stability bar or suspension plates, or undetected board damage resulting from product misuse or abuse, could, among other potential consequences, cause fire, loss of brakes and/or other damage or injury to persons or property; (vi) claims related to personal injury, including, without limitation, loss of life, and other damages resulting from use of Company's products (vii) development risks; (viii) lack of diversification of Company's products; (ix) disruptions in sales and production cycles due to changes in market demand, manufacturing or parts inventory problems, or other factors; (x) uninsured loss; (xi) Company relies on its key personnel, the loss of any of whom could have significant repercussions on Company; (xii) general economic conditions and volatile market conditions that are beyond Company's control; (xiii) sales and marketing risk and development of distribution channels; (xiv) Company generally faces a long sales cycle to golf courses; (xv) low profit margins and continued pressure on profit margins; (xvi) difficulty in forecasting sales volume, including for new non-golf uses and international markets; (xvii) potential conflicts of interest;

(xviii) Company is party to contracts that commit Company to long-term obligations and may not reflect current market conditions or terms that Company could secure on the open market; (xix) Company anticipates it may face significant retrofit and redesign costs which could exceed established reserves or exceed contractual obligations of Microcast Technologies Corp, the Company's contract manufacturer, to remediate such costs, or both; (xx) increased labor costs and the ability of Company to attract and retain qualified personnel; and (xxi) warranty claims.

RELATED PARTY TRANSACTIONS. Company is party to multiple agreements and transactions with various shareholders and directors, or entities controlled by such shareholders and directors. Following are brief summaries of what Company management believes to be the most material of such agreements and transactions:

Microcast Technologies Corp./Fuschetti. Company has entered into an exclusive long term manufacturing agreement with Microcast Technologies Corp. ("MTC"). Company has a long term Note Payable to MTC totaling approximately $647,000 plus interest, and has entered into a Forbearance Agreement with MTC, including two amendments, for deferral of approximately $647,000 plus interest (with attached warrants) reflected on the Company's Capitalization table and balance sheet. Additionally, the Company is currently negotiating a services agreement with MTC, which, if entered into, would provide for MTC to be the Company's sole service provider for warranty and other issues with the Company's board products. A key executive and part owner of MTC is Dean Fuschetti, a member of Company's board of directors.

Don Wildman. Don Wildman is a material shareholder of the Company. Company has a long term note payable to Don Wildman with a current outstanding balance of approximately $410,833 plus interest (with attached warrants).

John Wildman. John Wildman, the Company's Chief Executive Office, is the son of Don Wildman, a material shareholder of, and lender to the Company.

Laird Hamilton. Company has entered into an endorsement agreement and stock option agreement with Laird Hamilton and a related limited liability company (together, "Endorsement Agreement") with an initial term expiring May 27, 2020, which requires Hamilton to provide services as a company spokesperson. Compensation to Mr. Hamilton under the Endorsement Agreement includes a grant of stock options for 150,676 shares of Class A Voting common stock in Company and compensation in an amount equal to 10% of Company's gross margin from sales and leases of certain products (including, without limitation, the GolfBoard product), which will have a dilutive effect on shareholders of Company. Further, the Company has reached an agreement with Mr. Hamilton to forbear and extend the payment of certain of such amounts, and for all or a portion of such amounts to be paid to Mr. Hamilton from the proceeds of the Offering.

GBL. Company has entered into a leasing and financing agreement ("Leasing Agreement") as well as a "Factoring Agreement" with GB Leasing Capital, LLC, ("GBL") an entity that Company has been advised is substantially owned, directly or indirectly, by Paul Hodge (and his spouse), Star Faraon, and Laird Hamilton, all of whom are currently directors of Company. The terms of the Leasing Agreement include provisions that limit Company from referring customers who seek to lease GolfBoard products and other board products to other companies offering lease financing. The terms of the "Factoring Agreement" were to provide capital to finance Demo and Trial board programs. Company plans, if sufficient funds are raised through the offering (which is not guaranteed), to pay all outstanding amounts due under the Factoring Agreement and terminate the "Factoring Agreement." Company has secured financing from an unrelated third party introduced to Company by GBL and for which Company believes that GBL has received or is receiving fees and/or other consideration from such third party.

GBL Purchase Rights. In negotiating previous investments (or Microcast Technologies Corp.'s investment in the case of Dean Fuschetti), Dean Fuschetti and Don Wildman have negotiated for themselves and Laird Hamilton, the right to purchase from Paul Hodge and Nova Hodge (through their respective trusts), up to fifty percent (50%) of the ownership interests in GB Leasing Capital, LLC (see disclosure below related to GB Leasing Capital, LLC's business relationship with Company).

Ivy Venture Partners. The Company has engaged James Williams and Ali Fakhari of Ivy Venture Partners as contractors to act as Chief Strategy Officer and Chief Financial Officer, respectively. Ivy Venture Partners as an entity (and James Williams and Ali Fakhari, individually) is and are partnered with Laird Hamilton on two other unrelated business ventures, Laird Apparel and XPTLIFE. James Williams also provides general business advice and guidance to Laird Hamilton. Ivy Venture Partners is also a strategic advisor to Laird Hamilton's businesses, Laird Superfood. See discussion of Mr. Hamilton above.

Additional Shareholder Loans. In addition to the transactions disclosed above, several directors and shareholders of the Company have loaned funds to the Company and hold notes payable from the Company, which are disclosed on the Company's balance sheet.

PROJECTIONS AND ESTIMATED COSTS: All projections and forecasts provided by Company must be viewed only as estimates, and Company makes no warranty or guaranty that any projections, predictions or expectations will be realized. Company's business plan is based on a number of assumptions relating to costs, sales revenues and other matters. Among the assumptions are that Company will enter into a services agreement with MTC by which Company's monthly service expenses will be significantly reduced. Company is confident it will be able to reach such an agreement with MTC, but if it is unable to do so, there could be a material adverse impact on Company's financial results and projections, and there is no guaranty that any savings will actually be realized if such agreement is reached. In reviewing those estimates and projections, investors need to be aware that such assumptions include that at least $1,000,000 will be raised in this Offering and that $3,000,000 will be raised in a Subsequent Offer, that a customer base will be grown at a certain rate, and that sales and rental of products will increase significantly over time. Therefore, although estimated costs and projections have been made in good faith, there is no assurance that all factors influencing such costs and assumptions have been fully reflected due to variability in such factors, among others. Further, Company may be unable to raise sufficient funds, and there are a number of conditions beyond Company's control which could materially impact costs, fund raising success and projected operating results, including among others, changes in government regulation, the effect of ongoing terrorism, changes in general economic conditions, and the amount and time frame within which capital funding for Company is raised.

RISK OF MANAGING GROWTH. Company expects to expand its operations by increasing its sales and marketing efforts, research and development activities, and improving and expanding its products and offerings. The anticipated growth could place a significant strain on Company's management, and operational and financial resources. Effective management of the anticipated growth shall require expanding Company's management and financial controls, hiring additional appropriate personnel as required, and developing additional expertise by existing management personnel. There can be no assurances that these or other measures implemented by Company shall effectively increase Company's capabilities to manage such anticipated growth or to do so in a timely and cost-effective manner. Moreover, management of growth is especially challenging for a company with a short operating history and limited financial resources. The failure to effectively manage growth could have a material adverse effect on Company's operations.

OFFERING PRICE. The offering price for the Shares was established by the board of directors and management of Company and is not based on any independent evaluation of Company nor any correlation to Company's book value or any historic earnings per share. Among the factors utilized by management and the board of directors in establishing the share price for the Shares were potential future earnings of Company projected by management and the board of directors based on the assumptions that both the current Offering and the Subsequent Offer are successful, and that the objectives in the business plan are fully achieved. There can be no assurance that Company will raise sufficient capital, will successfully execute on its business plan or that the Shares could ever be resold at or above the offering price or for any price.

TAX CONSEQUENCES. The tax consequences of investing in the Shares will depend on the purchaser's particular circumstances. Neither Company, nor any of its directors, officers, shareholders, agents, employees, affiliates, consultants or representatives are responsible or liable for the tax consequences of an investment in the Shares. Purchasers must look solely to, and rely on, their own advisors with respect to the tax consequences of any investment in the Shares, and should consult with their own attorney regarding all legal and tax matters concerning making an investment in the Shares and the resulting tax consequences. Neither Company nor any representative of Company has made any promise or any guaranty that any income, gain or tax benefits will be realized from investing in any of the Shares.

SPECULATIVE INVESTMENT. There is no guaranteed return on any investment in the Shares. The Shares are a speculative investment and involve a high degree of risk of loss of any purchaser's investment. A purchaser may be unable to liquidate the purchaser's investment in the Shares because the Shares are subject to substantial transfer restrictions and because no public market exists for the Shares. No federal or state agency has made any recommendation or endorsement of any of the Shares or any finding or determination as to the fairness or quality of the Shares as an investment.

LEGAL CLAIMS:

Altered Electric Skateboards. Altered Electric Skateboards/Chase Boards, LLC sent Company a demand letter dated January 17, 2014, alleging certain claims of patent infringement against Company. Company and its patent counsel reviewed the claims and responded in writing, explaining Company's and its patent counsel's position and belief that its product(s) is not covered by the claims of Altered Electric Skateboards'/Chase Boards, LLC's patents. Company's position continues to be that its product(s) is not covered by the patent claims and Company is not aware of any related legal action having been initiated.

"Surf The Earth" Trademark. Counsel for Scott Benston *dba* Surf The Earth sent Company a cease and desist letter dated November 13, 2015, alleging that Company was infringing on Mr. Benston's rights to the SURF THE EARTH trademark. Company and its trademark counsel reviewed the demand and responded by letter dated December 17, 2015 summarizing Company's position that the goods and/or services each party offers under the SURF THE EARTH mark are distinguishable and that no infringement exists. Mr. Benston's counsel responded by letter dated January 15, 2016 further alleging infringement and related claims. **The parties continued active settlement negotiations thereafter and reached an agreement dated effective September 29, 2016 that will allow Company to continue use of the SURF THE EARTH mark under license.**

GOVERNANCE:

Super Majority. The bylaws of Company, include, and the articles of incorporation of Company allow, without limitation, certain super-majority voting standards for actions by Company's board of directors and Class A Voting Common Stock.

Voting Agreement. Company has been advised that a group of shareholders and anticipated future shareholders that currently own, and may continue to own, a majority of the shares of common stock in Company, currently anticipated to include Dean Fuschetti, Michael Fuschetti, Steven Fuschetti, Richard J. Fuschetti, Jr., Don Wildman, John Wildman, Laird Hamilton, Paul Hodge and Starling Faraon, entered into a voting agreement related to how they will vote their shares for directors of Company (and potentially how they will vote for other matters), the substance of which is anticipated to be that they will vote for John Wildman, Dean Fuschetti, Paul Hodge, Starling Faraon and Laird Hamilton to serve as directors and that they are likely to serve as Company's directors for the foreseeable future.

SECURITIES OFFERINGS. Company has not caused the Class B Stock offered in this Offering, or any securities in any of its previous offerings, to be registered with the Securities and Exchange Commission under the Securities Act of 1933, as amended. Company is offering the Class B Stock for sale pursuant to the exemption found in Section 4(a)(6) of the Securities Act of 1933, as amended. In addition, Company intends to rely on Regulation Crowdfunding for the Offering. The Company has relied on Section 4(a)(2) of the Securities Act of 1933, as amended, and the safe harbor rule contained in Rule 506(b) for prior offerings. There are a number of technical requirements that must be satisfied for an issuer to rely on Regulation D or Regulation Crowdfunding. Company believes that this Offering and its other securities offerings have been made in material compliance with all applicable laws and regulations, but there is, however, the possibility that Company has not satisfied or may not satisfy all the technical requirements of Regulation D or Regulation Crowdfunding, thereby losing its right to rely on the safe harbor contained in those regulations, or Company may conduct the Offering, or have conducted prior offerings, in a way that does not otherwise qualify for exemption under Section 4(a)(2) or Section 4(a)(6) or in a way that did not or does not materially comply with all applicable laws and regulations. If Company offers the Shares, or previously offered any securities, in a way not exempt from the registration requirements under Securities Act of 1933, as amended, or similar exemptions under applicable Blue Sky (state securities) laws, or not in compliance with applicable laws, purchasers may have claims against Company for a total refund of their subscription amounts, together with interest at statutory rates and claims for attorneys' fees. Such claims, if brought, would be disruptive to Company's business, cause Company to incur significant expenses and could force a sale of Company assets to satisfy the economic demands of the claimant or leave the Company unable to satisfy such demands. Company may also accept investments from foreign investors as part of the offering or in subsequent offerings. There is a risk that any such transaction could be found to violate the laws of the applicable foreign jurisdiction, which could result in fines, restrictions or other consequences to the Company.

INSIDER INTENT TO SELL: Board of directors member Paul Hodge previously disclosed that he anticipates selling a significant portion of his shares of common stock in Company or options to acquire such stock, to help fund other business ventures (including GB Leasing) but that Mr. Hodge intended to maintain at least 55,920 shares of stock in Company immediately after any such sale.

ABSENCE OF DIVIDENDS. Company does not anticipate paying cash dividends in the near future, and does not guaranty any dividend payments, however, Company is not precluded from paying dividends to the extent it has cash available to do so, and may pay dividends in the future if it has cash available to do so.

NO PREEMPTIVE RIGHTS. Company has waived preemptive rights. No shareholders in Company have any preemptive rights.

NON-VOTING SHARES. The rights of holders of Class B Shares and of Class A Voting Common Stock of Company (both classes of stock may be referred to together as "Common Stock"), such as to dividends or liquidation proceeds, are identical (on a share for share basis), except that the Class B Shares are non-voting. **The Class B Shares have no voting rights except as may otherwise be required by applicable law, and are therefore not entitled to vote for the election of directors or on other matters coming before the shareholders for a vote**. Company may issue other classes of common stock or preferred stock that have rights, preferences or dividends or other matters that are senior or preferential to the existing rights of the Class B Shares. In the event of a liquidation, dissolution or winding up of Company, holders of Common Stock are entitled to share equally and ratably in Company's assets, if any, remaining after payment of all liabilities of Company and the liquidation preference of any outstanding class or series of preferred stock. There is no assurance that Company in the future will not issue preferred stock with rights, privileges and preferences different than those granted to the Common Stock, that may affect, without limitation, the Common Stock's rights to Company assets in the event of a liquidation, dissolution or winding up of Company and priority and rights with respect to any dividends.

INDEMNITY OBLIGATIONS. Company's articles of incorporation provide that Company is required to indemnify current and former directors and officers of Company to the fullest extent permitted by the laws of the State of Oregon. These rights of indemnification are not exclusive of any other rights of indemnification to which the persons indemnified may be entitled under any bylaw, agreement, and vote of shareholders or directors or otherwise. Company's board of directors may cause Company to indemnify employees and agents of Company. Company has also assumed other indemnity obligations by contract, which could obligate Company to assume significant liabilities and expend significant sums.

DILUTION. In the event Company requires additional financing at any time, including without limitation, after either or both of the Offering and the Subsequent Offer, it may sell additional preferred or common stock, convertible promissory notes, warrants, options or other equity interests or interests convertible to equity, and may grant stock options, phantom equity, preferred or common stock or other form of incentive compensation to employees or others, all of which will cause the purchaser of the Class B Shares to suffer dilution. Purchasers of the Class B Shares may experience further dilution, especially to the extent that such additional shares or other equity may be issued at a price less than the price paid for the Class B Shares in this offering.

EMPLOYEES & CONTRACTORS.

Employment Laws. Employment laws are complex, technical and evolving. The Company uses contractors. It is possible that a federal or state agency or court could challenge these characterizations or attempt to reclassify any of such contractors, or any other contractors of the Company, as employees. It is also possible that Company may be found or alleged to be in violation of, or having violated, one or more of such laws or regulations, including, without limitation, laws and regulations related to the classification of workers, which could result in legal action, fines or other actions against or related to Company, any of which could be disruptive to Company and cause it to incur significant expense.

No Restrictive Covenants. Company's ability to restrict its employees and contractors from competing against Company or soliciting Company's clients or employees is limited under applicable law. Company does not or may not have enforceable noncompetition or non-solicitation agreements with any or all of its senior management and other employees and contractors. It is possible that one or more of Company's employees or contractors (or former employees or contractors) will or could, directly or indirectly, compete against Company or solicit Company's clients or employees. Any such actions could be damaging to Company and its business.

CAUTIONARY STATEMENTS. PROSPECTIVE INVESTORS MUST CONDUCT AND RELY ON THEIR OWN EVALUATIONS OF THE SHARES, COMPANY AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED IN MAKING AN INVESTMENT DECISION WITH RESPECT TO THE SHARES. READ ALL DOCUMENTS PROVIDED BY THE COMPANY CAREFULLY, INCLUDING, WITHOUT LIMITATION, THESE "RISK FACTORS".

CERTAIN STATEMENTS HEREIN OR IN OTHER INFORMATION PROVIDED BY COMPANY TO INVESTORS, OR OTHERWISE MADE AVAILABLE TO INVESTORS, CONSTITUTE "FORWARD LOOKING STATEMENTS". SUCH FORWARD LOOKING STATEMENTS ARE BASED ON ASSUMPTIONS AS TO FUTURE EVENTS THAT ARE INHERENTLY UNCERTAIN AND SUBJECTIVE. COMPANY MAKES NO REPRESENTATION OR WARRANTY AS TO THE ATTAINABILITY OF SUCH ASSUMPTIONS OR AS TO WHETHER FUTURE RESULTS WILL OCCUR AS PROJECTED. THE PROJECTIONS OF COMPANY'S FUTURE PERFORMANCE ARE NECESSARILY SUBJECT TO A HIGH DEGREE OF UNCERTAINTY. ACTUAL RESULTS CAN BE EXPECTED TO VARY FROM THE RESULTS PROJECTED. SUCH VARIANCES MAY BE MATERIAL AND ADVERSE. PROSPECTIVE INVESTORS ARE EXPECTED TO CONDUCT THEIR OWN INVESTIGATIONS WITH REGARD TO COMPANY AND ITS PROSPECTS.

CERTAIN PROVISIONS OF VARIOUS AGREEMENTS, TRANSACTIONS AND RELATIONSHIPS ARE SUMMARIZED HEREIN, BUT PROSPECTIVE INVESTORS SHOULD NOT ASSUME THAT THE SUMMARIES ARE A COMPLETE STATEMENT OF THOSE PROVISIONS OR OF ALL OF THE TERMS OR PROVISIONS OF SUCH AGREEMENTS, TRANSACTIONS OR RELATIONSHIPS.